News Release

ALCOBRA LTD. PRICES PUBLIC OFFERING OF

$33 MILLION OF ORDINARY SHARES

Tel Aviv, Israel – (October 24, 2013) – Alcobra Ltd. (NASDAQ CM: ADHD) , an emerging biopharmaceutical company primarily focused on the development and commercialization of its proprietary drug, MG01CI (Metadoxine extended-release), to treat cognitive dysfunctions, such as ADHD and Fragile X Syndrome, today announced the pricing of its public offering of 2,000,000 ordinary shares at a price of $16.50 per share. The gross proceeds to Alcobra from the offering are expected to be $33,000,000 before underwriting discounts and commissions and other offering expenses. Alcobra has granted the underwriters a 30-day option to purchase up to 300,000 additional ordinary shares from Alcobra to cover over-allotments, if any. The offering is expected to close on October 30, 2013, subject to customary closing conditions.

Stifel and Aegis Capital Corp. are acting as joint book-running managers. JMP Securities is acting as the co-lead manager for the offering.

A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission on October 24, 2013.

This offering was made only by means of a prospectus. Copies of the prospectus relating to this offering may be obtained by contacting Stifel, Nicolaus & Company, Incorporated, Attn: Prospectus Department, One South Street, 15th Floor, Baltimore, MD 21201, telephone: 443-224-1988; or Aegis Capital Corp., Prospectus Department, 810 Seventh Avenue, 18th Floor, New York, NY 10019, telephone: 212-813-1010, e-mail: prospectus@aegiscap.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Alcobra Ltd.

Alcobra Ltd. is an emerging biopharmaceutical company primarily focused on the development and commercialization of a proprietary drug, MG01CI, to treat cognitive dysfunctions including Attention Deficit Hyperactivity Disorder (ADHD) and Fragile X Syndrome. MG01CI has completed Phase II studies to treat ADHD. The company was founded in 2008 and is headquartered in Tel Aviv, Israel.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on Alcobra’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alcobra could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our public offering and its anticipated closing date. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Alcobra Ltd.’s registration statement on Form F-1 filed with the Securities and Exchange Commission (“SEC”) and in subsequent filings with the SEC. Except as otherwise required by law, Alcobra disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

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Contact:

U.S. Investor Contacts:

KCSA Strategic Communications

Jeffrey Goldberger / Garth Russell

+1 212.896.1249 / +1 212.896.1250

jgoldberger@kcsa.com / grussell@kcsa.com

Israel Investor Contact:

Investor Relations Ltd.

Moran Meir-Beres

+011972-3-5167620

moran@km-ir.co.il.